December 2, 2019

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Katherine Bagley, Mara Ransom

Re:	Request for Effectiveness for Textainer Group Holdings Limited

Registration Statement on Form F-3 (File No. 333-234444)

Dear Ms. Bagley and Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Textainer Group Holdings Limited (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Wednesday, December 4, 2019, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Kurt Berney of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8989.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Berney at the telephone number above.

Very truly yours,

Textainer Group Holdings Limited

By:	/s/ Daniel W. Cohen
	Name:	Daniel W. Cohen
	Title:	Vice President and General Counsel

cc:	Kurt Berney, O’Melveny & Myers LLP